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                             January 4, 2021

       Linda Bain
       Chief Financial Officer
       Codiak BioSciences, Inc.
       35 CambridgePark Drive, Suite 500
       Cambridge, MA 02140

                                                        Re: Codiak BioSciences,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed December 29,
2020
                                                            File No. 377-03967

       Dear Ms. Bain:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Daniel Lang, Esq.